Exhibit 4.2
Certain Provisions from the Certificate of Incorporation
ARTICLE IV
     Section 4.1 Authorization of Capital. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Five Million (105,000,000) shares, comprised of One Hundred Million (100,000,000) shares of Common Stock, with a par value of $.001 per share, and Five Million (5,000,000) shares of Preferred Stock, with a par value of $.001 per share, as the Board of Directors may decide to issue pursuant to Section 4.3, which constitutes a total authorized capital of all classes of capital stock of One Hundred Thousand Dollars ($100,000.00).
     Section 4.2 Common Stock. The following powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the Common Stock of the Corporation are fixed as follows:
          (a) Voting Rights. Except as otherwise required by law or this Certificate of Incorporation and subject to the rights of any outstanding Preferred Stock, if applicable, each holder of Common Stock shall have one vote in respect of each share of stock held by him of record on the books of the Corporation for the election of Directors and on all other matters submitted to a vote of the stockholders of the Corporation, and all shares shall be voted on a non-cumulative basis.
          (b) Dividends. Except as otherwise provided by the resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock pursuant to Section 4.3 below, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the board of Directors, out of the assets of the Corporation which are by law available thereof, dividends payable either in cash, in property or in shares of capital stock.
          (c) Dissolution, Liquidation or Winding Up. Except as otherwise provided by the resolution or resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock pursuant to Section 4.3 below, in the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of such Preferred Stock, the rights of the holders of Common Stock to receive any remaining assets of the Corporation shall be as provided by law.
     Section 4.3 Preferred Stock.
          (a) Authority and Rights. The Board of Directors of the Corporation is authorized subject to the limitations prescribed by law and the provisions of this Section 4.3, to adopt one or more resolutions to provide for the issuance from time to time in one or more series of any number of shares of Preferred Stock, up to a maximum of five million (5,000,000) shares, and to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series. The authority of the Board of Directors with respect to each such series shall include, but not be limited to, a determination of the following:
          (i) The number of shares constituting that series and the distinctive designation of that series;
          (ii) The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and whether they should be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;
          (iii) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

          (iv) Whether that series shall have conversion or exchange privileges and, if so, the terms and conditions of such conversion or exchange, including provision for adjustments for the conversion or exchange rate in such events as the Board of Directors shall determine;
          (v) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
          (vi) Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series and, if so, the terms and amounts of such sinking funds;
          (vii) The rights of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issuance of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of, any outstanding stock of the Corporation;
          (viii) The right of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in other relation to, the comparable rights or any other class or classes or series of stock; and
           (ix) Any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that series.
          (b) Issuance. Except as otherwise provided in this Certificate of Incorporation, the Board of Directors shall have the authority to authorize the issuance, from time to time without any vote or other action by the stockholders, of any or all shares of the Preferred Stock of any series at any time authorized, and any securities convertible or exchangeable for any such shares, and any options, rights or warrants to purchase or acquire any such shares, in each case to such persons and on such terms (including dividend or distribution on or with respect to, or in connection with a split or combination of, the outstanding shares of the Preferred Stock) as the Board of Directors from time to time in its discretion lawfully may determine; provided, however, that the consideration for the issuance of shares of the Preferred Stock having par value (unless issued as such a dividend or distribution or in connection with such a split or combination) shall not be less than par value. Shares so issued shall be fully paid, and the holders of such stock shall not be liable for any further assessment thereon.
          (c) Certificate of Designations. Unless no longer required by the DGCL, before the Corporation shall issue any shares of the Preferred Stock of any series authorized as hereinbefore provided, the Corporation shall file a Certificate of Designations in accordance with the DGCL.